A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or in certain transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or its territories or possessions or to a U.S. person. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Harvest Operations Corp., the administrator of Harvest Energy Trust, at Suite 2100, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, Toll free number 1 (866) 666-1178, and are also available electronically at www.sedar.com.

New Issue	May 15, 2009

PRELIMINARY SHORT FORM PROSPECTUS

$116,800,000
16,000,000 Trust Units

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution 16,000,000 trust units ("Trust Units") of the Trust (the "Offering").

The issued and outstanding trust units ("Trust Units") of the Trust are listed on the Toronto Stock Exchange (the "TSX") under the symbol HTE.UN and on the New York Stock Exchange ("NYSE") under the symbol HTE. On May 12, 2009, the last completed trading day on which the Trust Units traded prior to announcement of this Offering, the closing price of the Trust Units on the TSX was $8.19 and on the NYSE was US$6.99. On May 14, 2009, the closing price of the Trust Units on the TSX was $7.35 and on the NYSE was US$6.25. The Trust has applied to list the Trust Units on the TSX and on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE, respectively. The offering price of $7.30 per Trust Unit was determined by negotiation between Harvest Operations Corp. ("HOC"), on behalf of the Trust, and CIBC World Markets Inc. on its own behalf and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Raymond James Ltd. (collectively, the "Underwriters").

Price: $7.30 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$7.30	$0.365	$6.935
Total	$116,800,000	$5,840,000	$110,960,000

Notes:

(1)	Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.
(2)

The Trust has also granted to the Underwriters an option (the "Over-allotment Option") to purchase up to an additional 2,400,000 Trust Units at a price of $7.30 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period commencing on closing of the Offering and ending 30 days following closing of the Offering, tocover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Trust Units forming part of the Over-allotment Option acquires those Trust Units under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $134,320,000, $6,716,000 and $127,604,000, respectively. This short form prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units pursuant to the exercise of the Over-allotment Option. See "Plan of Distribution".

ii

The following table sets forth the number of Trust Units that may be offered by the Trust pursuant to the Over-allotment Option.

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-allotment Option	2,400,000 Trust Units	Commencing on Closing of the Offering and ending 30 days following closing of the Offering	$ 7.30 per Trust Unit

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, provided that the Trust Units are listed on a designated stock exchange for the purposes of the Tax Act (as defined herein) (which includes the TSX and NYSE), the Trust Units, on the date of closing of the Offering, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP. The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Underwriters propose to offer the Trust Units initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold. Any such reduction will not affect the proceeds received by the Trust. See "Plan of Distribution".

The head and principal office of the Trust and HOC is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of HOC is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9.

Each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC and to which HOC is currently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding related to the Trust's credit facilities. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material. See "Description of Trust Units – Cash Distributions".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

iii

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. On October 31, 2006, the Department of Finance (Canada) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "SIFT Rules"). Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Canadian Federal Income Tax Considerations".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about June 4, 2009 or such other date not later than June 30, 2009 as the Trust and the Underwriters may agree.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

  expected financial performance in future periods;

  expected increases in revenue attributable to development and production activities;

  estimated capital expenditures and the ability to fund such capital expenditures;

  competitive advantages and ability to compete successfully;

  intention to continue adding value through drilling and exploitation activities;

  emphasis on having a low cost structure;

  intention to retain a portion of cash flows after distributions to repay indebtedness and invest in further development of properties of Harvest (as defined below);

  targeted level of bank borrowings and initiatives to achieve such target;

  reserve estimates and estimates of the present value of the Trust's future net cash flows;

  methods of raising capital for exploitation and development of reserves;

  factors upon which to decide whether or not to undertake a development or exploitation project;

  plans to make acquisitions and expected synergies from acquisitions made;

  expectations regarding the development and production potential of petroleum and natural gas properties;

  treatment under government regulatory regimes including, without limitation, environmental and tax regulation;

  overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and

  the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein, the Trust has made assumptions regarding, among other things:

  future oil and natural gas prices and differentials between light, medium and heavy oil prices;

  the cost of expanding Harvest's property holdings;

  the ability to obtain equipment in a timely manner to carry out development activities;

  the ability to market oil and natural gas successfully to current and new customers;

  the impact of increasing competition;

  the ability to obtain financing on acceptable terms;

  the ability to add production and reserves through development and exploitation activities; and

  the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products that meet our customers' specifications.

Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:

  the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

  the uncertainty of estimates of oil and natural gas reserves;

  the impact of competition;

  difficulties encountered in the integration of acquisitions;

  difficulties encountered during the drilling for and production of oil and natural gas;

  difficulties encountered in delivering oil and natural gas to commercial markets;

  foreign currency fluctuations;

  the uncertainty of the Trust's ability to attract capital;

  changes in or the introduction of new government laws and regulations relating to the oil and natural gas business including, without limitation, tax, royalty and environmental regulation;

  costs associated with developing and producing oil and natural gas;

  compliance with environmental and tax regulations;

  liabilities stemming from accidental damage to the environment;

  loss of the services of any of Harvest's senior management or directors;

  adverse changes in the economy generally;

  the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and

  the stability of the Refinery (as defined below) throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust, HOC, nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this short form prospectus.

NON-GAAP MEASURES

In this short form prospectus and the documents which are incorporated by reference in this short form prospectus, the Trust uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Payout Ratio", "Cash G&A", "Operating Netbacks", "Earnings from Operations" and "Gross Margin". These measures are not defined under Canadian GAAP (as defined below) and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, in the documents which are incorporated by reference in this short form prospectus management uses Payout Ratio, Cash G&A and Operating Netbacks as they are non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash from Operating Activities. Operating Netbacks are always reported on a per boe (as defined below) basis, and include gross revenue, royalties, transportation and operating expenses. Cash G&A are general and administrative expenses, excluding the effect of unit based compensation plans. Gross Margin is also a non-GAAP measure commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. Earnings from Operations and Cash from Operations are also non-GAAP measures commonly used in the petroleum and natural gas and in the refining and marketing industries to reflect operating results before items not directly related to operations. This information may not be comparable to similar measures by other issuers.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"7.50% Debentures Due 2015" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015;

"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"7⅞% Senior Notes" means the 7⅞% senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"AIF" means the Annual Information Form of the Trust dated March 27, 2009;

"Board of Directors" means the board of directors of HOC;

"Breeze Resources Partnership" means Breeze Resources Partnership, a general partnership established under the laws of the Province of Alberta;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Canadian GAAP" or "GAAP" means generally accepted accounting principles in Canada;

"Credit Facility" has the meaning ascribed to the term Credit Facility in note (1) to the table set forth in "Consolidated Capitalization of the Trust";

"Debenture Indenture" means, collectively, the indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated June 1, 2007 and a fifth supplemental indenture dated April 25, 2008 among the

Trust, HOC and the Trustee and the indenture dated January 13, 2003 and a supplemental indenture dated October 20, 2005 between Viking and Computershare Trust Company of Canada;

"Debenture Trustee" means, as applicable, the trustee of the 9% Debentures Due 2009, 8% Debentures Due 2009, 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, 7.25% Debentures Due 2014 and 7.50% Debentures Due 2015, Valiant Trust Company or the trustee of the 6.40% Debentures due 2012, Computershare Trust Company of Canada;

"Debentures" means, collectively, the 9% Debentures Due 2009, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014 and the 7.50% Debentures due 2015;

"Downstream" means Harvest's petroleum refining and marketing segment operating under the North Atlantic trade name, comprised of a medium gravity sour crude hydrocracking refinery with a 115,000 bbls/d nameplate capacity and a marketing division with 64 gasoline outlets, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador;

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships;

"Hay River Partnership" means Hay River Partnership, a general partnership established under the laws of the Province of Alberta;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust and, all references to

"HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Information Circular" means the Proxy Statement of the Trust dated March 24, 2009 relating to the annual and special meeting of Unitholders to be held on May 19, 2009;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

"North Atlantic" means North Atlantic Refining Limited, a private company which was acquired by Harvest on October 19, 2006;

"NYSE" means the New York Stock Exchange;

"Offering" means the offering of 16,000,000 Trust Units of the Trust pursuant to this short form prospectus;

"Ordinary Trust Units" means the Ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Over-allotment Option" means the option granted to the Underwriters to purchase up to an additional 2,400,000 Trust Units on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period commencing on closing of the Offering and ending 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes;

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, a 60% interest of which is owned by HOC;

"Refinery" means the 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic;

"SIFT Rules" has the meaning ascribed thereto in "Canadian Federal Income Tax Considerations – SIFT Rules";

"Special Trust Units" means the Special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a special voting unit of the Trust;

"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 entered into between North Atlantic and Vitol Refining, S.A.;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended including the regulations promulgated thereunder;

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the fifth amended and restated trust indenture dated May 20, 2008 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trust Unit" or "Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described in Appendix "A" to the Information Circular;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Raymond James Ltd.;

"Underwriting Agreement" means the agreement dated May 12, 2009 among the Trust, HOC and the Underwriters in respect of the Offering;

"Unit Award Incentive Plan" means the unit award incentive plan as described in Appendix "B" to the Information Circular;

"United States" or "U.S." means the United States of America;

"Unitholders" means the holders from time to time of Trust Units;

"Upstream" means Harvest's petroleum and natural gas segment, consisting of the development, production and subsequent sale of petroleum, natural gas and natural gas liquids in Alberta, Saskatchewan and British Columbia;

"U.S. GAAP" means accounting principles generally accepted in the United States;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Harvest securityholders and Viking unitholders as approved by the Harvest securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SELECTED ABBREVIATIONS

"bbl" means one barrel.

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"boe/d" means barrels of oil equivalent per day.

"Mcf" means one thousand cubic feet.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on these rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	2008	Year Ended December 31, 2007	2006	Three Months Ended March 31, 2009
Rate at end of Period	$0.8166	$1.0120	$0.8581	$0.7935
Average rate during Period	$0.9381	$0.9304	$0.8817	$0.8028
High	$1.0289	$1.0905	$0.9099	$0.8458
Low	$0.7711	$0.8437	$0.8528	$0.7692

Note:

(1)

On May 14, 2009, the Bank of Canada noon rate was US$0.8527 equals $1.00.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in this short form prospectus is determined using Canadian GAAP. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the comparative consolidated financial statements which are incorporated by reference in this short form prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. Where applicable, prospective investors should refer to the notes to the comparative audited consolidated financial statements which are incorporated by reference into this short form prospectus for a discussion of the principal differences between financial results calculated under Canadian GAAP and under U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the Provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1.	the AIF;

2.	the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon;

3.	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2008;

4.	the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2009 and 2008, together with the notes thereto; and

5.	the management's discussion and analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2009; and

6.	the Information Circular.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the Provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company, as trustee. The Trust's assets consist of securities, unsecured debt and net profits interests on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships. The Trust is managed by HOC pursuant to the Administration Agreement.

The head and principal office of the Trust and HOC is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of HOC is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. See "Description of Trust Units – Cash Distributions". Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the Provinces of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership, North Atlantic Refining Limited Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership or North Atlantic Refining Limited Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership, if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership were a reporting issuer, to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

DESCRIPTION OF BUSINESS

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties in its Upstream segment as well as conduct petroleum refining and marketing operations in its Downstream segment through its investments. Cash from the Upstream operations flows to the Trust by way of payments by HOC and Breeze Trust No. 1 pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 on unsecured debt owing to the Trust and payments by Breeze Trust No. 1 and Breeze Trust No. 2 of trust distributions. Cash flow from the Downstream operations flows to the Trust in the form of interest and principal on unsecured debt owing to the Trust from North Atlantic Refining Limited as well as partnership distributions from Harvest Refining General Partnership.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries. See also "Structure of Harvest Energy Trust – The Net Profits Interest Agreements" on pages 15 and 16 of the AIF.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Redearth Partnership, Breeze Resources Partnership, Hay River Partnership, Breeze Trust No. 1, Breeze Trust No. 2 and Harvest Refining General Partnership (and all direct and indirect wholly-owned subsidiaries of Harvest Refining General Partnership). The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

For additional information respecting HOC and certain other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust – Operating Subsidiaries" on pages 12 through 14, inclusive, of the AIF.

Organizational Structure of the Trust

The following diagram describes the structure of the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being wholly-owned (except as noted below) and being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta except for North Atlantic Refining Limited and North Atlantic Refining Limited Partnership which were created, formed or organized, as applicable, under the laws of the Province of Newfoundland and Labrador):

Notes:

(1)

All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which are conducted by the management and employees of North Atlantic Refining Limited.

(2)

The Trust receives regular monthly net profits interest payments and/or interest payments from HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic Refining Limited and distributions from Breeze Trust No. 1, Breeze Trust No. 2, and Harvest Refining General Partnership.

(3)	Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions and dispositions of oil and natural gas assets as part of its ongoing acquisition and disposition program. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views can realize full value from divestment proceeds.

RECENT DEVELOPMENTS

Change in Board of Directors

At Harvest's Annual and Special Meeting of Unitholders to be held May 19, 2009, David Boone will not be standing for reelection to the Board of Directors to enable his pursuit of other business interests.

DESCRIPTION OF TRUST UNITS

Trust Units

Effective upon the amendment and restatement of the Trust Indenture which occurred concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue three classes of trust units, described and designated as Ordinary Trust Units, Special Trust Units and Special Voting Units, pursuant to the amended and restated Trust Indenture. Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the Unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the Unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled. Unless otherwise specifically designated as such, all references to Trust Units or Units in this short form prospectus are deemed to be references to Ordinary Trust Units.

As of May 14, 2009, there were 161,873,449 Units issued and outstanding. Each Unit entitles the holder thereof to one vote at any meeting of the holders of Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder.

The Trust Indenture also provides that Units, including rights, warrants and other securities to purchase, to convert into or exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine. The Trust Indenture further provides that the Trust may from time to time purchase some or all of the Trust Units for cancellation.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the

Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Description of Capital Structure -Trust Units and the Trust Indenture" at pages 69 through 74, inclusive, of the AIF.

The Trust Indenture allows for the creation of an unlimited number of Special Voting Units to enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights. As of May 14, 2009, no Special Voting Units are outstanding.

Cash Distributions

The Trust receives cash in amounts equal to all of its interest, royalty, trust distribution and dividend income, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the Board of Directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic Refining Limited to the Trust on unsecured debt owing by them. Harvest retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. See "Distributions to Unitholders". The actual percentage retained is subject to the discretion of the Board of Directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. As at the date hereof, based on current forward commodity prices, the Trust anticipates that it will make cash distributions in 2009 of approximately 30% to 50% of its cash flow. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended. See "Risk Factors" in this short form prospectus, including the summary of risks contained in the AIF, which is incorporated by reference herein. Furthermore, there is no guarantee that the Trust will, in 2009, make cash distributions to Unitholders equal to the percentage of cash flow disclosed above as certain factors, including changes in future commodity prices, will affect the Trust’s decisions regarding cash distributions to Unitholders in the future. See "Special Note Regarding Forward-Looking Statements".

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results. As at December 31, 2008, the non-resident holders of Trust Units represented approximately 71% of the Trust's issued and outstanding Trust Units.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of Harvest as at December 31, 2008, as at March 31, 2009 and as at March 31, 2009 after giving effect to this Offering:

			As at March 31, 2009
	As at	As at	after giving effect to
	December 31, 2008	March 31, 2009	the Offering(1)(5)(6)(7)
	(in thousands, except Trust Units)

Credit Facility(1)(4)	$1,226,228	$1,233,843	$1,123,483

7⅞% Senior Notes(2)	$298,210	$309,325	$309,325

9% Debentures Due 2009(3)(8)
- Discounted Obligation	$940	$942	$942
- Equity Component	-	-	-

8% Debentures Due 2009(3)
- Discounted Obligation	$1,573	$1,578	$1,578
- Equity Component	$11	$11	$11

6.5% Debentures Due 2010(3)
- Discounted Obligation	$35,387	$35,577	$35,577
- Equity Component	$2,332	$2,332	$2,332

6.40% Debentures Due 2012(3)
- Discounted Obligation	$169,455	$169,745	$169,745
- Equity Component	$14,795	$14,795	$14,795

7.25% Debentures Due 2013(3)
- Discounted Obligation	$358,533	$359,412	$359,412
- Equity Component	$11,792	$11,792	$11,792

7.25% Debentures Due 2014(3)
- Discounted Obligation	$67,549	$67,766	$67,766
- Equity Component	$4,170	$4,170	$4,170

7.50% Debentures Due 2015(3)
- Discounted Obligation	$194,322	$195,737	$195,737
- Equity Component	$51,000	$51,000	$51,000

Trust Units (unlimited) (4)(5)(6)(7)	$3,897,653	$3,927,914	$4,038,274
	(157,200,701 Trust	(161,508,947 Trust	(177,508,947 Trust
	Units)	Units)	Units)

Notes:

(1)

On February 3, 2006, Harvest and a syndicate of lenders established a $750 million Three Year Extendible Credit Facility (the "Credit Facility") and on March 31, 2006, completed a secondary syndication and increased the facility to $900 million. Concurrent with the purchase of North Atlantic on October 19, 2006, the facility was further increased to $1.4 billion. During 2007, Harvest and its lenders amended the Credit Facility to increase the aggregate commitment from $1.4 billion to $1.6 billion and extend the maturity date of the facility from March 31, 2009 to April 30, 2010.

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances such as an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7⅞% Senior Notes and Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7⅞% Senior Notes described (as described below), availability is subject to the following quarterly financial covenants:

			As at March 31, 2009
			after giving effect to the
	Covenant	As at March 31, 2009	Offering(4)
Secured debt to EBITDA	3.0 to 1.0 or less	1.5	1.3
Total senior debt to EBITDA	3.5 to 1.0 or less	1.8	1.7
Secured debt to Capitalization	50% or less	24%	22%
Total senior debt to Capitalization	55% or less	31%	28%

(2)

Harvest Operations Corp., a wholly-owned subsidiary of the Trust, issued US$250 million of 7⅞% Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

After October 15, 2008 at 103.938% of the principal amount,
After October 15, 2009 at 101.969% of the principal amount, and
After October 15, 2010 at 100.000% of the principal amount.

The 7⅞% Senior Notes contains a change of control covenant that requires Harvest Operations Corp. to commence an offer to repurchase the 7⅞% Senior Notes at a price of 101% of the principal amount plus accrued interest within 30 days of a change of control event, as defined in the indenture. There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the Credit Facility may be limited by the Borrowing Base Covenant (as described below) and certain other specific circumstances.

The covenants of the 7⅞% Senior Notes also restrict Harvest’s incurrence of secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10% (the "Borrowing Base Covenant"). At December 31, 2008, the Borrowing Base Covenant restricts secured indebtedness to Cdn$1.91 billion.

In addition, the covenants of the 7⅞% Senior Notes restrict Harvest’s ability to pay distributions to Unitholders (net of distributions settled with the delivery of Trust Units) during a quarter to 80% of the prior quarter’s cash flow from operating activities before settlement of asset retirement obligations and changes in non-cash working capital if Harvest’s interest coverage ratio as described in the agreement is greater than 2.5 to 1.0 and its consolidated leverage ratio is lower than 3.0 to 1.0. Notwithstanding, distributions are permitted provided that from the date of issuance of the 7⅞% Senior Notes, the aggregate distributions do not exceed an amount equal to $40 million plus 100% of the net cash proceeds from the sale of Trust Units plus 80% of the cumulative cash flow from operating activities less distributions paid which as at December 31, 2008, amounted to a carry-forward of approximately Cdn$1.5 billion.

(3)

Harvest has seven series of convertible unsecured subordinated debentures outstanding. Interest on the debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Harvest for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such time.

Harvest may elect to settle the principal due at maturity or on redemption in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The covenants of the debentures restrict Harvest’s issuance of additional convertible debentures if the principal amount of all of its issued and outstanding convertible debentures immediately after the issuance of such additional convertible debentures exceeds 25% of the Total Market Capitalization, as defined. Total Market Capitalization is defined as the total principal amount of all issued and outstanding convertible debentures plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current value of the Trust Units. As at December 31, 2008, Harvest’s Total Market Capitalization was approximately Cdn$2.6 billion (Cdn$3.8 billion as at December 31, 2007). See Note 12 of Harvest's 2008 audited consolidated financial statements incorporated herein by reference for the maturity dates and conversion prices for each series of convertible debenture.

(4)

Based on the issuance of 16,000,000 Trust Units for aggregate proceeds of $116,800,000 less Underwriters' fees of $5,840,000 and expenses of the Offering estimated to be $600,000 with the estimated net proceeds of $110,360,000 applied against the Credit Facility. If the Over-allotment Option is exercised in full, the aggregate gross proceeds, Underwriters' fees, estimated expenses of the Offering and net proceeds will be $134,320,000, $6,716,000, $600,000 and $127,004,000, respectively, with the amount applied against the Credit Facility increasing by $16,644,000.

(5)

No Trust Units have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust subsequent to March 31, 2009 and prior to May 15, 2009. For additional information respecting the Trust Unit Rights Incentive Plan, see Appendix A to the Trust's Information Circular incorporated by reference in this short form prospectus.

(6)

Does not include 2,955 Trust Units issued upon exercise of awards granted under the Unit Award Incentive Plan of the Trust subsequent to March 31, 2009 and prior to May 15, 2009. For additional information respecting the Unit Award Incentive Plan, see Appendix B to the Trust's Information Circular incorporated by reference in this short form prospectus.

(7)

Does not include 361,547 Trust Units issued subsequent to March 31, 2009 and prior to May 15, 2009 pursuant to participation in Harvest's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan. For additional information respecting the Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan, see "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" on page 74 of the Trust's AIF incorporated by reference in this short form prospectus.

(8)

On April 8, 2009, Harvest provided notice that, pursuant to the Debenture Indenture, the Trust elects to satisfy its obligation to settle the principal amount to holders of 9% Debentures Due 2009 on June 1, 2009 by issuing and delivering to the holders that number of Trust Units equal to 95% of the current market price of the Trust Units on the maturity date.

PRIOR SALES

The Trust has not issued or sold any Trust Units or securities convertible into Trust Units during the period March 31, 2008 to May 14, 2009 other than as follows:

1.

On April 25, 2008 the Trust completed a public offering of $250 million principal amount of 7.50% Debentures Due 2015, which are convertible into 9,124,088 Trust Units. The 7.50% Debentures Due 2015 are described under "General Description of Capital Structure – Debentures and the Debenture Indenture" in the AIF.

2.

An aggregate of 1,805 Trust Units at a deemed issue price of $13.85 per Trust Unit were issued upon the conversion of $25,000 principal amount of previously issued 9% Debentures Due 2009 during this period. The 9% Debentures Due 2009 are described under "General Description of Capital Structure – Debentures and the Debenture Indenture" in the AIF.

3.

An aggregate of 6,782 Trust Units at a deemed issue price of $16.07 per Trust Unit were issued upon conversion of $109,000 principal amount of previously issued 8% Debentures Due 2009 during this period. The 8% Debentures Due 2009 are described under "General Description of Capital Structure – Debentures and the Debenture Indenture" in the AIF.

4.

An aggregate of 120 Trust Units were issued during this period upon the exercise of rights granted under the Trust Unit Rights Incentive Plan at a weighted average issue price of $24.70 per Trust Unit for aggregate consideration of approximately $3,000. The Trust Unit Rights Incentive Plan is described in Appendix "A" to the Information Circular.

5.

An aggregate of 96,709 Trust Units were issued during this period upon the exercise of awards granted under the Unit Award Incentive Plan at a weighted average issue price of $9.61 per Trust Unit for aggregate consideration of approximately $929,000. The Unit Award Incentive Plan is described in Appendix "B" to the Information Circular.

6.

An aggregate of 10,632,309 Trust Units were issued during this period pursuant to the DRIP Plan of the Trust at a weighted average issue price of $12.59 per Trust Unit for aggregate consideration of approximately $133.8 million. The DRIP Plan is described under "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" in the AIF.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS AND THE DEBENTURES

The Trust Units are listed and traded on the TSX and the NYSE. The trading symbol on the TSX for the Trust Units is "HTE.UN", and on the NYSE is "HTE". The Trust has issued six series of unsecured subordinated convertible debentures which trade on the TSX under the symbols "HTE.DB" for the 9% Debentures Due 2009, "HTE.DB.A" for the 8% Debentures Due 2009, "HTE.DB.B" for the 6.5% Debentures Due 2010, "HTE.DB.E" for the 7.25% Debentures Due 2013, "HTE.DB.F" for the 7.25% Debentures Due 2014 and "HTE.DB.G" for the 7.50% Debentures Due 2015. In addition, pursuant to the Viking Arrangement, the Trust assumed the two outstanding series of convertible debentures that Viking had outstanding as of February 3, 2006. One of these two series, the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 (which traded on the TSX under the symbol "HTE.DB.C") matured on January 31, 2008 and the $24.3 million principal amount was settled on maturity with the issuance of 1,166,593 Trust Units. The other series assumed, the 6.40% Debentures Due 2012, continue to trade on the TSX under the symbol "HTE.DB.D".

The following sets forth the price range and consolidated trading volume of the Trust Units on the TSX and the NYSE for the periods indicated.

	TSX Price Range			NYSE Price Range

	High	Low	Volume	High	Low	Volume
2008
January	$23.56	$20.48	10,474,631	$23.24	$20.00	18,167,009
February	$26.00	$22.49	8,552,342	$25.70	$22.51	15,108,961
March	$24.13	$22.00	9,638,750	$24.49	$21.44	17,099,323
April	$24.94	$22.23	11,965,637	$24.82	$22.06	20,845,245
May	$25.67	$22.15	14,019,461	$26.08	$21.75	24,871,749
June	$25.77	$23.32	9,263,955	$25.28	$23.05	16,892,369
July	$24.60	$19.32	10,210,064	$24.30	$18.80	23,625,423
August	$21.75	$18.90	12,078,183	$20.55	$17.73	17,597,112
September	$21.12	$15.89	9,834,707	$20.01	$15.17	24,126,064
October	$17.69	$8.33	26,521,040	$16.69	$7.00	65,647,621
November	$14.09	$10.65	14,381,812	$11.55	$8.60	37,694,288
December	$12.68	$9.42	11,179,958	$10.17	$7.26	31,705,600
2009
January	$11.91	$10.36	10,266,136	$10.10	$8.25	25,461,464
February	$10.57	$5.87	13,739,710	$8.55	$4.69	36,881,966
March	$6.20	$3.87	16,343,648	$4.83	$3.00	36,763,788
April	$6.18	$4.44	8,769,868	$5.08	$3.50	21,501,439
May (1 - 14)	$8.72	$5.71	7,844,779	$7.47	$4.80	19,112,169

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 9% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB" for the periods indicated.

2008	High	Low	Close	Volume
January	No trades	No trades	No trades	-
February	$172.00	$172.00	$172.00	100
March	No trades	No trades	No trades	-
April	No trades	No trades	No trades	-
May	No trades	No trades	No trades	-
June	No trades	No trades	No trades	-
July	No trades	No trades	No trades	-
August	No trades	No trades	No trades	-
September	$134.48	$134.48	$134.48	100
October	$102.00	$95.50	$95.50	1,200
November	$102.99	$102.00	$102.99	1,500
December	$101.89	$99.00	$99.00	650

2009
January	$100.99	$98.70	$99.04	4,640
February	$100.29	$97.07	$100.00	230
March	$100.05	$98.00	$100.05	1,150
April	$100.05	$100.03	$100.03	1,340
May (1 - 14)	$100.35	$100.35	$100.35	230

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 8% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB.A" for the periods indicated.

2008	High	Low	Close	Volume
January	$139.01	$130.77	$130.77	220
February	No trades	No trades	No trades	-
March	$145.00	$130.04	$145.00	1,710
April	No trades	No trades	No trades	-
May	$148.00	$145.00	$148.00	220
June	$155.00	$152.50	$155.00	790
July	No trades	No trades	No trades	-
August	$135.00	$130.40	$130.40	100
September	$114.59	$103.00	$109.11	650
October	$102.90	$100.28	$100.28	360
November	$100.00	$93.01	$93.01	1,070
December	No trades	No trades	No trades	-
2009
January	$99.99	$97.00	$99.99	200
February	$100.00	$99.98	$100.00	230
March	$100.00	$100.00	$100.00	150
April	$100.25	$100.25	$100.25	200
May (1 - 14)	$100.25	$100.25	$100.25	300

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.5% Debentures Due 2010 as reported by the TSX under the symbol "HTE.DB.B" for the periods indicated.

2008	High	Low	Close	Volume
January	$99.99	$97.00	$99.50	1,370
February	$101.75	$98.00	$100.75	1,540
March	$103.80	$99.50	$99.50	3,150
April	$101.00	$95.50	$101.00	5,000
May	$100.00	$97.40	$99.50	5,660
June	$101.00	$98.75	$100.25	16,440
July	$103.50	$100.00	$100.00	3,460
August	$100.75	$98.51	$100.75	2,450
September	$100.75	$97.00	$97.00	4,110
October	$90.00	$65.51	$74.00	5,170
November	$85.00	$77.00	$79.00	6,760
December	$81.00	$67.01	$80.00	6,220
2009
January	$89.00	$78.01	$81.00	38,790
February	$85.00	$75.00	$75.00	3,810
March	$80.00	$68.00	$75.00	7,120
April	$85.00	$72.25	$85.00	2,320
May (1 - 14)	$85.00	$82.00	$84.00	8,750

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.40% Debentures Due 2012 as reported by the TSX under the symbol "HTE.DB.D" for the periods indicated.

2008	High	Low	Close	Volume
January	$92.50	$86.00	$92.50	16,530
February	$92.49	$89.51	$91.99	15,050
March	$92.24	$90.01	$91.99	21,460
April	$93.99	$90.00	$90.02	16,600
May	$93.50	$87.02	$92.49	22,130
June	$96.00	$91.77	$94.00	19,820
July	$95.00	$87.01	$89.99	19,560
August	$93.95	$87.01	$90.02	10,380
September	$91.99	$71.00	$73.16	17,490
October	$76.50	$50.00	$57.00	38,210
November	$64.99	$43.51	$50.94	39,480
December	$49.00	$35.00	$43.00	74,920
2009
January	$53.99	$43.00	$44.01	24,100
February	$45.00	$38.00	$39.99	42,950
March	$45.99	$35.00	$42.31	25,440
April	$55.00	$43.00	$53.00	20,640
May (1 - 14)	$70.00	$52.75	$67.50	26,200

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2013 as reported by the TSX under the symbol "HTE.DB.E" for the periods indicated.

2008	High	Low	Close	Volume
January[1]	$93.74	$89.00	$92.50	107,160
February	$98.25	$91.56	$96.75	63,000
March	$97.00	$92.76	$93.50	136,630
April	$94.00	$91.00	$91.25	110,635
May	$92.39	$90.00	$92.10	188,475
June	$93.85	$91.81	$92.50	249,470
July	$92.75	$89.00	$90.90	99,220
August	$91.00	$89.01	$90.65	122,096
September	$90.80	$76.00	$76.50	90,860
October	$77.50	$55.00	$57.98	76,860
November	$57.50	$45.25	$51.99	112,300
December	$52.69	$37.02	$43.99	94,600
2009
January	$52.00	$41.50	$44.99	50,290
February	$45.00	$35.00	$37.49	48,420
March	$42.00	$32.80	$41.45	71,055
April	$55.00	$41.25	$54.25	494,710
May (1 - 14)	$64.50	$54.00	$63.00	151,260

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2014 as reported by the TSX under the symbol "HTE.DB.F" for the periods indicated.

2008	High	Low	Close	Volume
January	$98.00	$88.01	$94.40	53,590
February	$104.80	$95.50	$101.45	32,320
March	$101.50	$95.07	$97.00	14,720
April	$99.95	$95.00	$96.00	143,000
May	$99.99	$95.00	$98.50	33,000
June	$100.25	$98.00	$99.25	24,840
July	$98.60	$91.51	$91.51	6,060
August	$93.57	$87.50	$93.57	10,360
September	$93.01	$79.00	$80.00	12,770
October	$80.00	$57.00	$59.40	26,180
November	$64.00	$53.00	$58.00	12,090
December	$57.25	$41.20	$50.00	5,560
2009
January	$55.00	$47.51	$47.51	4,130
February	$50.00	$38.50	$39.02	7,410
March	$49.00	$36.00	$48.95	9,530
April	$57.00	$44.00	$54.00	14,960
May (1 - 14)	$64.99	$54.76	$61.75	24,400

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.50% Debentures Due 2015 as reported by the TSX under the symbol "HTE.DB.G" for the periods indicated.

2008	High	Low	Close	Volume
April (25 – 30)	$98.50	$97.15	$97.99	4,210
May	$100.00	$93.50	$97.00	691,410
June	$99.25	$96.25	$97.40	156,450
July	$97.75	$90.50	$92.00	65,440
August	$92.50	$90.00	$91.19	39,030
September	$91.50	$75.00	$78.50	39,240
October	$77.18	$51.00	$59.99	72,450
November	$64.00	$50.00	$55.95	58,860
December	$53.50	$38.00	$43.00	81,010
2009
January	$51.00	$43.27	$45.00	103,580
February	$46.00	$35.01	$38.55	359,610
March	$45.99	$35.00	$42.00	49,060
April	$57.00	$43.02	$54.00	30,480
May (1 - 14)	$63.99	$54.00	$61.01	46,840

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. The monthly cash distributions for 2006, 2007 and 2008 have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust for the periods indicated.

For the 2008 Period Ended	Distributions per Unit	Payment Date
January 31	$0.30	February 15, 2008
February 29	$0.30	March 17, 2008
March 31	$0.30	April 15, 2008
April 30	$0.30	May 15, 2008
May 31	$0.30	June 16, 2008
June 30	$0.30	July 15, 2008
July 31	$0.30	August 15, 2008
August 31	$0.30	September 15, 2008
September 30	$0.30	October 15, 2008
October 31	$0.30	November 17, 2008
November 30	$0.30	December 15, 2008
December 31	$0.30	January 15, 2009

For the 2009 Period Ended	Distributions per Unit	Payment Date
January 31	$0.30	February 16, 2009
February 29	$0.30	March 16, 2009
March 31	$0.05	April 15, 2009
April 30	$0.05	May 15, 2009
May 31(1)	$0.05	June 18, 2009

Note:

(1)

This distribution has not yet been made; however, the Trust announced on May 11, 2009 that a distribution of $0.05 per Trust Unit will be payable on June 18, 2009 to Unitholders of record on the close of business on May 28, 2009.

Closing of this Offering is expected to occur on or about June 4, 2009 but in any event not later than June 30, 2009. Subscribers who purchase Trust Units pursuant to the Offering, who hold such Trust Units on June 30, 2009 and who continue to hold Trust Units thereafter will be eligible to receive distributions commencing with the distribution per Trust Unit payable on July 15, 2009 to Unitholders of record on the close of business on June 30, 2009.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units – Cash Distributions" above and "Distributions to Unitholders" on pages 67 and 68 of the AIF.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the Board of Directors of HOC taking into account the prevailing circumstances at the relevant time. See "Risk Factors" in this short form prospectus, including the summary of risks contained in the AIF.

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $110,360,000 after deducting the fees of $5,840,000 payable to the Underwriters and the estimated expenses of the Offering of $600,000. If the Over-allotment Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $127,004,000 after deducting the fees of $6,716,000 payable to the Underwriters and the estimated expenses of the Offering of $600,000. See "Plan of Distribution".

All of the net proceeds of this Offering will initially reduce bank indebtedness which totals approximately $1.2 billion as of May 14, 2009. Over the past three years, Harvest has used its Credit Facility to fund the following acquisitions: in 2006, the acquisition of Birchill Energy Limited for cash consideration of $447.8 million and North Atlantic Refining Limited for cash consideration of $1.6 billion; in 2007, the acquisition of Grand Petroleum Inc. for cash consideration of $139.3 million; and in 2008, the acquisition of oil and natural gas properties in the Peace River Arch area of northern Alberta for cash consideration of approximately $130.8 million. During this period, Harvest has raised $1.6 billion of net proceeds from public offerings of convertible debentures and Trust Units with the net proceeds from this offering adding a further $110,960,000.

With the proceeds of this Offering, Harvest will reduce its borrowings under its existing Credit Facility to improve its financial position prior to the maturity of its Credit Facility in April 2010. Further, with an improved financial position, Harvest’s capacity to participate in an expected consolidation of the Canadian energy industry is enhanced as it has improved its ability to issue unsecured debt.

See also "Relationship Among the Trust and Certain Underwriters".

DETAILS OF THE OFFERING

The Offering consists of 16,000,000 Trust Units and an additional 2,400,000 Trust Units to be issued pursuant to the Over-Allotment Option.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 16,000,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on June 4, 2009 or such other date not later than June 30, 2009 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $7.30 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' Fee of $0.365 per Trust Unit for Trust Units issued and sold by the Trust for an aggregate fee payable by the Trust of $5,840,000 in consideration for the Underwriters' services in connection with the Offering.

The Trust has granted to the Underwriters the Over-allotment Option to purchase up to an additional 2,400,000 Trust Units at a price of $7.30 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period commencing on closing of the Offering and ending 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before expenses of the Offering) will be $134,320,000, $6,716,000 and $127,604,000, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Trust Units pursuant to the exercise of the Over-allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of the Trust Units that it has agreed to purchase, and the number of such Trust Units is less than 4.5% of the total number of Trust Units being offered, the non-defaulting Underwriters are obligated severally, in their respective proportions, to purchase the Trust Units which such defaulting Underwriter or Underwriters fail to purchase. If one or more of the Underwriters fails to purchase its allotment of the Trust Units and the number of such Trust Units exceeds 4.5% of the total number of Trust Units being offered, the remaining Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and HOC will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

For a period of 90 days subsequent to the closing date of the Offering, the Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, equity securities or any security of the Trust convertible into or exercisable or exchangeable for equity securities of the Trust, including, without limitation, as full or partial consideration for arm's length mergers, acquisition or transactions of similar nature, in each case without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan, the issue of Trust Units pursuant to the DRIP Plan and the issue of Trust Units, upon the conversion, redemption or maturity of, or interest payments on, the Debentures or the conversion of the Debentures.

The Underwriters propose to offer the Trust Units initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Trust Units remaining unsold. In the event the offering price of the Trust Units is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Trust Units is less than the gross proceeds paid by the Underwriters to the Trust for the Trust Units. Any such reduction will not affect the proceeds received by the Trust.

The Trust has applied to list the Trust Units on the TSX and on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Trust Units offered herein in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act). The Trust Units offered hereby have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain institutional accredited investors in the United States, provided such offers and sales are made in accordance with exemptions from the registration requirements under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act. Accordingly, each Underwriter has agreed that it will not offer, sell or deliver the Trust Units to a U.S. person or for the account or benefit of a U.S. person, except as already stated in this paragraph, (a) as part of its distribution at any time, or (b) until 40 days after completion of the later of the commencement of the offering to persons other than any Underwriter or other person who participates in the distribution of the Trust Units and the closing date (the "distribution compliance period") and it will have sent to each Underwriter or other person receiving a selling concession, fee or other remuneration to which it sells Trust Units during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Trust Units within the United States or to a U.S. person or for the account or benefit of a U.S. person. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

The certificates representing the Trust Units which are sold in the United States or to, or for the benefit or account of, U.S. persons will contain a legend to the effect that the Trust Units represented thereby have not been registered under the 1933 Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the 1933 Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Trust Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC pursuant to the Credit Facility and to which HOC is currently indebted. Consequently, the Trust may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. under applicable securities laws.

As at May 14, 2009, approximately $1.2 billion was outstanding under the Credit Facility. HOC is in compliance with all material terms of the agreement governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by HOC thereunder since its execution. Harvest has granted security to the lenders under the Credit Facility. Neither the financial position of the Trust nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding under the Credit Facility. See "Consolidated Capitalization of the Trust" and "Use of Proceeds".

The decision to distribute the Trust Units offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between HOC, on behalf of the Trust, and CIBC World Markets Inc. on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. will receive their respective share of the Underwriters' fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Macleod Dixon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Units, respectively. Reserves estimates incorporated by reference into this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ") and McDaniel & Associates Consultants Ltd. ("McDaniel"). As of the date hereof, the principals of GLJ, as a group, and the principals of McDaniel, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Trust Units pursuant to the offering and who at all relevant times, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder of an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective holders of Trust Units should consult their own tax advisors with respect to their particular circumstances.

Holders of Trust Units Resident in Canada

This portion of the summary is applicable to holders of Trust Units who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Subject to the SIFT Rules, each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), taxable distributions from the Trust received by holders and paid from the Trust's after tax income will generally be deemed to be received by the Unitholder as a taxable dividend from a taxable Canadian corporation.

Such dividend will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals. Under the SIFT Rules, the dividends deemed to be paid by the Trust will be deemed to be "eligible dividends" and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will generally be eligible for a deduction on the full dividends received and potentially subject to a 33⅓% refundable tax under Part IV of the Tax Act.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6⅔% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Holders of Trust Units Not Resident in Canada

This portion of the summary applies to a holder of Trust Units who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident").

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all distributions to Non-Residents in excess of the Unitholder's share of the income of the Trust at the rate of 15%. Where a Non-Resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the Non-Resident's tax liability in respect of such distributions in limited circumstances as provided in the Tax Act.

Pursuant to the SIFT Rules, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Unitholders. Under existing law, dividends paid to a Non-Resident will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Non-Resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will not be subject to Canadian withholding tax.

Status of the Trust

Based upon representations made by HOC, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by HOC that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

SIFT Rules

On October 31, 2006, the federal Minister of Finance ("Finance") announced proposed changes to the manner in which certain flow-through entities ("SIFT") and the distributions from such entities are taxed. Bill C-52 which received Royal Assent on June 22, 2007 and certain amendments thereto contained legislation implementing these proposals (the "SIFT Rules"). No assurance can be given that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and the Unitholders.

The SIFT Rules apply a tax on certain income earned by a SIFT and change the tax status of taxable distributions received by investors from such entities to taxable dividends. The Trust constitutes a SIFT and, as a result, the Trust and its Unitholders will be subject to the SIFT Rules.

Generally, there is a four year transition period for an existing SIFT, such as a Trust, and the SIFT Rules will not apply until 2011. However, the SIFT Rules indicate that there are circumstances under which an existing SIFT may lose its transitional relief, including where the "normal growth" of a SIFT existing on October 31, 2006 is exceeded. On December 15, 2006, Finance issued guidelines ("Guidelines"), which established objective tests with respect to how much existing SIFTS are permitted to grow without jeopardizing their transitional relief. The Guidelines indicated that no change will be recommended to the 2011 date in respect of any existing SIFT whose equity capital grows as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity), before 2011, by an annual amount that does not exceed the greater of $50 million and an objective "safe harbour" amount based on a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT's issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). The Guidelines provide that replacing debt that was outstanding on October 31, 2006 with new equity will not be considered growth such that any equity issued for that purpose would not be included in calculating the SIFT's safe harbour. For the period from November 1, 2006 to the end of 2007, the Guidelines originally provided that a SIFT's safe harbour would be 40% of the October 31, 2006 benchmark. For each of the 2008, 2009 and 2010 calendar years, the Guidelines originally provided that a SIFT's safe harbour would be 20% of the October 31, 2006 benchmark. On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual safe harbour amount for each of 2009 and 2010 so that the safe harbour amount is available on and after December 4, 2008. This changes does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year rather than staging a portion of the normal growth room over the 2009 and 2010 years.

HOC has advised counsel that the Trust's market capitalization, determined in accordance with the Guidelines, was approximately $3.7 billion as at October 31, 2006. HOC has further advised Counsel that the Offering should not cause, by itself, the Trust to be subject to the SIFT Rules prior to 2011. It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until 2011. However, under the SIFT Rules, in the event that the Trust issues additional Trust Units (or other equity substitutes) on or before 2011 in excess of its safe harbour amount, the Trust may become subject to the SIFT Rules prior to 2011. No assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

Subject to the SIFT Rules, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT where the dividends could have been deducted if the SIFT were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself, (ii) a property that the SIFT (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) investments in a subject entity that have a fair market value greater than 10% of the subject entity's equity value or a subject entity where the SIFT holds securities of it or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. The investments by the Trust in its material subsidiaries will likely be investments in subject entities for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, notes and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

ELIGIBILITY FOR INVESTMENT

Provided that the Trust Units are listed on a designated stock exchange for the purposes of the Tax Act (which includes the TSX and the NYSE), the Trust Units, on the date of the Closing of the Offering, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, the "Plans").

See also "Risk Factors – Risks Related to Harvest's Structure – Investment Eligibility" on page 65 of the AIF.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Harvest's operations are conducted in the same business environment as other similar operators and the business risks are very similar. However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure. A summary of risks related to Harvest's Upstream operations and its Downstream operations as well as the risks of its structure are presented on pages 55 through 67, inclusive, of the AIF. In addition to such risk factors, investors should carefully consider the risks described below.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The SIFT Rules, which are discussed in more detail under the heading "Canadian Federal Income Tax Considerations", generally operate to apply a tax at the trust level on distributions of certain income at rates of tax comparable to the combined federal and provincial corporate tax rate and to treat such distributions to Unitholders in a manner similar to dividends from a taxable Canadian corporation.

Generally, the application of the SIFT Rules will be delayed to the 2011 taxation year with respect to existing SIFT trusts, such as the Trust. However, the SIFT Rules also provide that there are circumstances under which an existing SIFT trust may lose its transitional relief, including where the "normal growth" of the existing SIFT trust is exceeded. On December 15, 2006, Finance issued the Guidelines which established objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. See "Canadian Federal Income Tax Considerations – SIFT Rules". Based on certain representations from HOC, the offering of Trust Units pursuant to this short form prospectus should not cause, by itself, the Trust to be subject to the SIFT Rules prior to its 2011 taxation year. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

The SIFT Rules may have an adverse impact on the Trust, its Unitholders and the value of the Trust Units and on the ability of the Trust to undertake financings and acquisitions, and, at such time as the rules apply to the Trust, the distributable cash of the Trust may be materially reduced. The effect of the recently enacted SIFT Rules on the market for Trust Units is uncertain.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated, except as described elsewhere in this short form prospectus including the AIF incorporated by reference into this short form prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

Consent of KPMG LLP

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the preliminary short form prospectus dated May 15, 2009 relating to the sale and issue of 16,000,000 trust units of Harvest Energy Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our audit report to the Unitholders of Harvest Energy Trust on the consolidated balance sheets of Harvest Energy Trust as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), unitholders' equity and cash flows for the years then ended. Our report is dated March 2, 2009.

(signed) "KPMG LLP"
Chartered Accountants
Calgary, Canada
May 15, 2009

C-1

CERTIFICATE OF THE TRUST

Dated: May 15, 2009

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada.

HARVEST ENERGY TRUST
By: HARVEST OPERATIONS CORP.

(signed) "John Zahary"	(signed) "Robert Fotheringham"
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "John A. Brussa"	(signed) "William D. Robertson"
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: May 15, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada.

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
By: (signed) "Arthur Korpach"	By: (signed) "Michael Klym"

SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (signed) "Craig Langpap"	By: (signed) "Alec W.G. Clark"

NATIONAL BANK FINANCIAL INC.

By: (signed) "See Hon Tung"

HSBC SECURITIES (CANADA) INC.

By: (signed) "Rod A. McIsaac"

CANACCORD CAPITAL	DUNDEE SECURITIES
CORPORATION	CORPORATION	RAYMOND JAMES LTD.
By: (signed) "Karl B. Staddon"	By: (signed) "Ali A. Bhojani"	By: (signed) "Edward J. Bereznicki"